FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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ICA                                                                PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                  in the United States:
jose.guerrero@ica.com.mx                                Zemi Communications

Lic. Paloma Grediaga                                    Daniel Wilson
(5255) 5272-9991 x3470                                  (212) 689-9560
paloma.grediaga@ica.com.mx                              d.b.m.wilson@zemi.com
--------------------------                              ---------------------

               ISHIKAWAJIMA HARIMA HEAVY INDUSTRIES CO. LTD. & ICA
               ---------------------------------------------------
              FLUOR CONSORTIUM AWARDED FIRST LNG TERMINAL IN MEXICO
              -----------------------------------------------------


Mexico City, December 18, 2003. The consortium formed by Ishikawajima Harima Heavy Industries (IHI) and ICA Fluor today announced that it has entered into a lump-sum, turnkey agreement with Terminal de LNG de Altamira S de RL de CV, for the construction of the first Mexican liquefied natural gas (LNG) regasification terminal. The total contract value for the consortium is approximately US$ 250 million.

The facility, to be located in the port of Altamira, Tamaulipas, on Mexico's Gulf coast, will have an initial capacity of 650 million cubic feet per day, with provisions for future expansion.

The project will be constructed over 36 months and includes design, engineering, procurement, construction and start-up services. IHI is the consortium representative and the technical leader. ICA Fluor will act as the overall project manager and provide all local services. The facility will include LNG unloading and ship berthing facilities, storage consisting of two 150,000 cubic meter double containment LNG tanks, regasification, send-out installations and all related utilities.

The engineering for the project will be done mainly in Mexico and will create regional employment opportunities for some 1,500 construction workers at the peak.

Terminal de LNG de Altamira is a joint venture company owned by the Royal Dutch / Shell Group and the Total Group.

Ishikawajima Harima Heavy Industries founded in Japan in 1853, provides technology-oriented products and services to the industrial, private and public sectors and has a network of 33 offices and subsidiary companies acting worldwide.

ICA Fluor is jointly owned by Fluor Corporation (NYSE: FLR) and Empresas ICA Sociedad Controladora (BMV and NYSE: ICA) and is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, and construction of telecommunication installations and chemical, petrochemical, automotive, refinery, electricity generation plants.

ICA (BMV - NYSE: ICA) was Founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also manages airports and operates specialized port terminals, tunnels, highways, and municipal services under government concession contracts and/or partial sale of long term contract rights. For more information, visit www.ica.com.mx

Fluor Corporation (NYSE:FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Aliso Viejo, Calif., Fluor is a Fortune 500 company with revenues of $10 billion in 2002. For more information, visit www.fluor.com


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2003


                                         Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                           /s/ JOSE LUIS GUERRERO
                                           Name:  Dr. Jose Luis Guerrero
                                           Title: Vice President, Finance